
February 26, 2014

Via E-mail
Russell Rheingrover
Principal Executive Officer and Secretary
Ticket Corp.
9625 Mission Gorge Road
Suite B2, No. 318
Santee, CA 92071

  **Re: Ticket Corp.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed February 19, 2014
    File No. 333-187544**

Dear Mr. Rheingrover:

  We have reviewed your responses to the comments in our letter dated January 31, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Description of Our Business, page 18

Principal Products or Services and Their Markets, page 18

1. We note your response to our prior comment 4 and your disclosure on page 20 that you will manually purchase "the tickets online at the opening sale." We also note disclosure throughout the prospectus that "software allows [you] to track and analyze ticket pricing trends in order to purchase tickets as close as possible at their lowest purchase point." Please revise throughout for clarity to explain whether you will only be purchasing tickets at the opening date or at dates dictated by your software.

Distribution Methods of the Products or Services, page 22

2. We note your response to prior comment 2. Please provide us with support that the universal barcode system you envision will work for resale of tickets directly from you. We note in this regard that ticket resellers such as StubHub and Ticketmaster have partnership agreements with venues whereby when tickets are resold electronically, the old barcode is cancelled and a new barcode is generated. It also appears that electronic downloading of tickets may not be available for the resellers in cases where these resellers do not have agreements with the venues. It is unclear from your description of distribution methods how the barcodes on tickets that you resell directly to purchasers would work at venues where you do not have partnership agreements in place.

Additionally, please revise the prospectus accordingly to explain clearly and thoroughly how you envision your barcode system will work.

Management's Discussion and Analysis, page 27

Our Plan for the Next 12 Months, page 27

3. We note your response to prior comment 9 and reissue in part. Please discuss the results of your beta testing and discuss the impacts, if any, that the beta testing will have on implementation of your plan of operations.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Jill Arlene Robbins